October 17, 2024

Ian Lowitt
Chief Executive Officer
Marex Group plc
155 Bishopsgate
London EC2M 3TQ
United Kingdom

       Re: Marex Group plc
           Draft Registration Statement on Form F-1
           Submitted October 10, 2024
           CIK No. 0001997464
Dear Ian Lowitt:

       We have reviewed your draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
The market price of our ordinary shares could be negatively affected by future issuances, page 77

1. We note the last risk factor on page 77. Add a specific risk factor to address the impact of the sales of securities by the shareholders in this offering. Please revise your disclosure to identify the significant and affiliated selling shareholders referred to in the existing risk factor, as well as provide quantitative disclosure of the amount of shares sold by the selling shareholders in the IPO, and the amount expected to be sold in this offering.
 October 17, 2024
Page 2

      Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Jennifer M. Gascoyne, Esq.